Can-Fite BioPharma Announces Approval of ADR Listing on NYSE MKT

Petach Tikva, Israel – November 15, 2013 - Can-Fite BioPharma Ltd. (TASE: CFBI), (OTCQB: CANFY), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that its Level II American Depository Receipts (“ADRs”) have been approved for listing on the NYSE MKT. Trading is expected to commence on the NYSE MKT on Tuesday, November 19, 2013 under the ticker symbol “CANF”. Prior to that date, Can-Fite’s ADRs will continue to trade on the U.S. Over-the-Counter Markets (OTCQB: CANFY).

“We are excited about the NYSE MKT listing, which should enable us to increase the trading liquidity of our ADRs, broaden our shareholder base, raise our profile in the investment community and provide us a platform to share our value proposition and communicate our strategy with a broader group of investors,” stated Can-Fite’s Chief Executive Officer, Dr. Pnina Fishman. “Our move to the NYSE MKT reflects Can-Fite’s commitment to the U.S. financial markets and our goal to meet the highest standards of disclosure and corporate governance. As our portfolio of indications moves into more advanced stages of clinical development, we believe we will be in a position to pursue additional licensing agreements with some of the world’s leading pharmaceutical companies. To support this business development, we are increasing the global visibility of our Company through this NYSE MKT listing,” added Dr. Fishman.

“We are excited to welcome Can-Fite to the NYSE community and look forward to a long-term partnership with the company and its U.S. shareholders,” said Scott Cutler, Executive Vice President, Head of Global Listings, NYSE Euronext. “As a forward-thinking biotech company with a global reach, Can-Fite is a great example of a growth oriented company that can leverage the NYSE's advanced and innovative market model.”

About the NYSE MKT

The NYSE MKT is considered the premier U.S. equities market for listing and trading of small growth companies. The NYSE MKT is a fully integrated trading venue within the NYSE Euronext community and leverages the NYSE’s advanced and innovative market model to offer a premier venue for listing and trading the equities of small companies. The venue utilizes the trading, connectivity and routing technologies of the NYSE platform and offers superior price discovery, liquidity and reduced trading volatility. Listed companies benefit from issuer-selected Designated Market Makers that utilize world-class NYSE trading systems to discover and improve prices, dampen volatility, add liquidity and enhance value. In addition, NYSE MKT-listed companies gain access to the brand visibility and are eligible for the issuer services enjoyed by the NYSE Euronext community.

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About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the “TASE”) (TASE: CFBI). Level II American Depository Receipts of the company currently trade on the OTCQB (OTCQB: CANFY) and effective Tuesday, November 19, 2013, will trade on the NYSE MKT (NYSE MKT: CANF). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and are suggested as a biological predictive marker. Can-Fite’s lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases.  Can-Fite’s CF102 drug candidate is being developed for the treatment of liver diseases and its CF602 drug is being developed for the treatment of inflammation and sexual dysfunction.  To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously licensed its activity in the ophthalmic field to OphthaliX Inc., in which it holds a controlling interest and which is currently listed on the U.S. Over-the-Counter Markets (OTCQB: OPLI).

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the “SEC”), press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

IRTH Communications
Robert Haag
canfy@irthcommunications.com
1-866-976-IRTH (4784)